UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No. 1)

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UNITED AMERICAN HEALTHCARE CORPORATION
(Name of Registrant as Specified in Its Charter)

STRATEGIC TURNAROUND EQUITY PARTNERS, LP (CAYMAN) GALLOWAY CAPITAL MANAGEMENT, LLC BRUCE GALLOWAY GARY L. HERMAN SETH M. LUKASH FRED ZEIDMAN
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED February __, 2010

STRATEGIC TURNAROUND EQUITY PARTNERS, LP (CAYMAN)

________, 2010

Dear Fellow Shareholder:

Strategic Turnaround Equity Partners, LP (Cayman) (“Strategic”) and the other participants in this solicitation (collectively, the “Strategic Group” or “we”) are the beneficial owners of an aggregate of 738,232 shares of common stock of United American Healthcare Corporation (“United” or the “Company”), representing approximately 9.1% of the outstanding shares of common stock of the Company.  For the reasons set forth in the attached Proxy Statement, the Strategic Group believes significant changes to the composition of the Board of Directors are necessary in order to ensure that the Company is being run in a manner consistent with the best interests of all shareholders.  The Strategic Group is seeking your support at the annual meeting of shareholders scheduled to be held on Friday, April 23, 2010 at 10:30 a.m., at the MGM Grand Hotel, 1777 Third Street, Detroit, Michigan, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.
To elect the Strategic Group’s slate of three (3) director nominees to the Company’s Board of Directors to serve as directors until the 2012 annual meeting of shareholders and until their respective successors are duly elected and qualified; and

2.	To ratify the selection of UHY LLP as the Company’s independent registered public accountants for the 2010 fiscal year.

The Strategic Group urges you to carefully consider the information contained in the attached Proxy Statement and then support its efforts by signing, dating and returning today the enclosed GOLD proxy card in the postage paid envelope provided.  The attached proxy statement and GOLD proxy card are first being furnished to the shareholders on or about [_________], 2010.

If you have already sent a proxy card furnished by United’s management, you have every right to revoke it and change your vote by signing, dating and returning today the enclosed GOLD proxy card in the postage paid envelope provided.  Only your latest dated proxy card counts!

If you have any questions or require any assistance with your vote, please contact Okapi Partners, the firm which is assisting us in this solicitation, at their address and toll-free number listed on the following page.

Thank you for your support,

Gary Herman

Strategic Turnaround Equity Partners, LP (Cayman)

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of the Strategic Group’s  proxy materials, please contact Okapi Partners at the phone numbers or email  listed below.

OKAPI PARTNERS
780 Third Avenue, 30th Floor
New York, N.Y. 10017
(212) 297-0720
Shareholders Call Toll-Free at: 877-285-5990
E-mail: info@okapipartners.com

2010 ANNUAL MEETING OF SHAREHOLDERS
OF
UNITED AMERICAN HEALTHCARE CORPORATION
_________________________

PROXY STATEMENT
OF
STRATEGIC TURNAROUND EQUITY PARTNERS, LP (CAYMAN)

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

Strategic Turnaround Equity Partners, LP (Cayman), a Cayman Islands limited partnership (“Strategic”), Galloway Capital Management LLC, a Delaware limited liability company (“Galloway”), Bruce Galloway (“Mr. Galloway”), Gary L. Herman (“Mr. Herman”), Seth M. Lukash (“Mr. Lukash”) and Fred Zeidman (“Mr. Zeidman”) (collectively, the “Strategic Group”) are significant shareholders of United American Healthcare Corporation, a Michigan corporation (“United” or the “Company”).  Each member of the Strategic Group is a participant in this solicitation.  The Strategic Group believes significant changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with the best interests of all shareholders.  The Strategic Group is therefore seeking your support at the annual meeting of shareholders scheduled to be held on Friday, April 23, 2010 at 10:30 a.m., at the MGM Grand Hotel, 1777 Third Street, Detroit, Michigan, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.
To elect the Strategic Group’s director nominees, Gary L. Herman, Seth M. Lukash and Fred Zeidman (the “Strategic Nominees”) to serve as directors until the 2012 annual meeting of shareholders and until their respective successors are duly elected and qualified; and

2.	To ratify the selection of UHY LLP as the Company’s independent registered public accountants for the 2010 fiscal year.

As of the date of this Proxy Statement, the members of the Strategic Group were the beneficial owners of an aggregate of 738,232 shares of common stock of the Company, no par value (the “Shares”), which currently represent approximately 9.1% of the issued and outstanding Shares, all of which are entitled to be voted at the Annual Meeting.

United has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting as February 22, 2010 (the “Record Date”).  The mailing address of the principal executive offices of United is 300 River Place, Suite 4950, Detroit, Michigan 48207.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to United, as of the Record Date, there were [         ] Shares outstanding and entitled to vote at the Annual Meeting.  The participants in this solicitation intend to vote all of their Shares (i) FOR the election of the Strategic Nominees and (ii) FOR the ratification of UHY LLP as the Company’s independent registered public accountants for the 2010 fiscal year.

This proxy statement (this “Proxy Statement”) and the enclosed GOLD proxy card are first being furnished to shareholders on or about [_________], 2010.

THIS SOLICITATION IS BEING MADE BY THE STRATEGIC GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  THE STRATEGIC GROUP IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING.  SHOULD OTHER MATTERS, WHICH THE STRATEGIC GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE STRATEGIC GROUP URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE STRATEGIC NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY UNITED MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE STRATEGIC NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO THE STRATEGIC GROUP, C/O OKAPI PARTNERS, THE FIRM WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF UNITED (WITH A COPY TO OKAPI PARTNERS), OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON
APRIL 23, 2010

The proxy materials are available at http://www.myproxyonline.com/okapimaterials.

IMPORTANT

Your vote is important, no matter how few Shares you own.  The Strategic Group urges you to sign, date and return the enclosed GOLD proxy card today to vote FOR the election of the Strategic Nominees.

●
If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and by signing, dating and mailing the enclosed GOLD proxy card in the postage-paid envelope provided to the Strategic Group, c/o Okapi Partners, in the enclosed postage-paid envelope today.

●
If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such Shares and only upon receipt of your specific instructions.  Accordingly, please provide your broker or bank with voting instructions to vote on your behalf the GOLD proxy card.  In addition, if you hold your Shares in a brokerage or bank account, your broker or bank may allow you to provide your voting instructions by telephone or Internet.  Please follow the instructions on the enclosed GOLD voting form.  The Strategic Group urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to the Strategic Group, c/o Okapi Partners, the firm which is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this proxy statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the Company’s proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to the Strategic Group.  Remember, you can vote for our three (3) nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions regarding your proxy,
or need assistance in voting your Shares, please call:

OKAPI PARTNERS
780 Third Avenue, 30th Floor
New York, N.Y. 10017
Shareholders Call Toll-Free at: 877-285-5990
Banks and Brokers Call Collect at: 212-297-0720
info@okapipartners.com

BACKGROUND OF THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

In June 2007, Strategic filed its initial Schedule 13D disclosing its beneficial ownership of more than 5% percent of the issued and outstanding shares of United.  Since then, Strategic has continuously held more than five percent of United’s outstanding shares.

In April 2008, Strategic, Galloway Capital Management, LLC, Gary L. Herman and Bruce Galloway entered into a Joint Filing Agreement and disclosed their aggregate beneficial ownership of United common stock.  Amendment No. 2 to the Strategic Schedule 13D disclosed that Mr. Galloway is deemed the beneficial owner of 583,917 shares of the Company’s common stock, which then represented approximately 6.72% of the shares outstanding, with his interest largely held through voting power over Strategic’s shares  as well as 86,409 additional shares over which he held sole voting and disposition power.  At present, the Strategic Group is the beneficial owner of 732,732 shares, representing approximately 9.1% of United’s issued and outstanding shares, including 464,679 shares held beneficially by Strategic and 268,153 by Mr. Galloway.

After Strategic learned that the Company had lost its contracts with the State of Tennessee, which represented a significant portion of the Company’s business, Strategic grew concerned about the direction the Company would take, in particular whether it would distribute any of its substantial cash and cash equivalent to shareholders, either through a dividend or share repurchase program.  In August 2008, Strategic nominated three individuals for election to the Board of the Company.  The Company later advised Strategic that there would be only one vacancy up for election at the 2008 Annual Meeting.  The Company’s Nominating Committee interviewed each of the Strategic nominees for possible election to the Board.  Once the interview process was complete, the Company decided to nominate Bruce Galloway, the managing member of the general partner of Strategic, for election to the Board at its 2008 Annual Meeting.  Mr. Galloway filled a vacancy created by the resignation from the Board of William C. Brooks, the Company’s Chief Executive Officer.

Since the 2008 Annual Meeting, which was held November 7, 2008, Mr. Galloway has served as one of seven directors of the Company.  The six other directors of the Board include five non-management directors who have all served for eight years or longer, with one director having served more than 20 years.  The sole management director, Mr. Harris, was United’s Chief Financial Officer until August 27, 2009, when he resigned from employment with the Company while retaining his board seat.

By letter dated May 8, 2009, Strategic communicated to United’s Board its “strong belief that the management of the Company has not taken necessary steps to reduce the Company’s overhead and its cash burn.”  Strategic warned that the “failure of the Company to undertake these steps could lead to further erosions of shareholder value.”  Strategic made its letter public as Amendment No. 3 to its Schedule 13D.

By letter dated June 23, 2009, Strategic advised the directors of United that it would no longer “support a management team and certain Board members who we believe continue to act in a manner which is self serving and not in the best interest of the shareholders.”  Strategic’s letter advised that United management had not “presented a plan to shareholders to reduce the corporate overhead and expenses to preserve the Company’s primary asset, ITS CASH.”  Strategic further requested that management “formulate a plan to be articulated to the shareholders on how they are going to reduce the Company’s cash burn.  This plan should include the following:

●	A reduction of all salaries by at least 30%;
●	A freeze on all bonuses;
●	A clawback on all bonuses issued since last year;
●	A reduction of all expenses, including office space;
●
A re-examination of all compensation packages, particularly in light of the current economy, the level of business at the Company and changes facing corporate America, particularly in the area of executive compensation;

●	An austerity plan to be prepared immediately by the Chief Financial Officer with the assistance of the Finance and Audit Committees.”

Strategic’s letter is annexed as an exhibit to its Schedule 13D, Amendment No. 4, filed June 23, 2009.  If elected, Strategic’s nominees intend to take all appropriate steps to reduce expenses.  No assurance can be given that any particular step will be adopted.

Since Mr. Galloway’s election to the Board, despite the reduction in business operations, the Company has failed to reduce management salaries or office expenses.  The Board has failed to commit to any distribution of its cash reserves to shareholders.  The Board has also failed to make a commitment to shareholders that it will not engage in an acquisition or make other use of the cash reserves, until a distribution has been made to the shareholders.  Mr. Galloway has expressed his concern to the Board regarding the Company’s losses and its significant expenses.  In April 2009, in an effort to ease the cash burn of the Company, Mr. Galloway returned two checks he received as cash fees for attendance at Board meetings.  Mr. Galloway expressed that until further notice he would not be accepting cash fees payable to him as a director of the Company, except for the reimbursement of expenses to attend Board and committee meetings, and encouraged his fellow Board members to follow suit to conserve the cash assets of the Company.  To the best of our knowledge to date no other Board member has forgone accepting director fees.

Mr. Galloway has also requested data and information regarding the Company’s performance, business operations and strategies, its expenses, as well as its use of cash, which information the Company has taken a significant amount of time to make available.  Additionally, over the past year Mr. Galloway has sent numerous communications to various members of management and the Board urging cost reduction.  Such communications have received either no response or very limited acknowledgement.

By letter dated July 30, 2009, Strategic nominated Gary Herman, Seth M. Lukash and Fred Zeidman, for election to the Board of the Company at its 2009 Annual Meeting.  Strategic believes that each of Mr. Lukash and Mr. Zeidman qualify as audit committee financial experts, as defined by the Securities and Exchange Commission and each is eligible to serve on the finance and/or audit committee of the Company.  Each of these nominees is also independent as independence for audit committee members is defined in the listing standards of the NASDAQ Stock Market LLC market place rules.  Mr. Lukash’s experience includes Chairman of the board and member of the Audit Committee of a public company.  Mr. Zeidman’s experience includes an MBA from New York University, Chairman of the board and Chairman and member of the Audit Committee of several public companies.

Strategic went on to say in its Schedule 13D Amendment No. 5 filed July 30, 2009, Mr. Galloway’s beneficial ownership had increased to 732,732 shares, which represented approximately 9% of the shares of common stock then outstanding, with Strategic as direct beneficial of 464,679 shares, which represented approximately 5.7% of the shares outstanding, and Mr. Galloway holding sole voting and disposition power with respect to 268,153 additional shares.

 In August 2009, the Company announced that its Chief Financial Officer, Stephen Harris had resigned.  Mr. Harris was replaced by Anita Davis, CPA.  On January 15, 2010, Ms. Davis resigned from the position effective immediately after less than five months.  She was replaced by a William L. Dennis.  The announcement of this change did not occur until a press release was issued on January 21, 2010, 5 days after Mr. Dennis’ appointment.

In a letter dated November 4, 2009, Strategic inquired as to the date of the next Annual Shareholder’s meeting or investor conference call, as it would be 12 months since the Company’s last annual meeting on November 6, 2009.  Strategic stated in this letter that, “this was the first time in 10 years that management did not hold a quarterly or year-end investor call.”  The letter also responded to the Company’s claim in a press release dated September 24, 2009 that “It would not host an investor conference call for the fourth quarter and full year results in an effort to reduce costs and conserve resources.” In addition, the letter drew attention to what Strategic believed to be  the excessive compensation of the Board compared to similar, more profitable companies and the Company’s failure to implement other suggestions by Strategic to reduce costs.  Strategic made its letter public as Exhibit B to its Schedule 13D Amendment No. 6.

By letter dated January 20, 2010, Strategic expressed its dissatisfaction with the scheduling of the upcoming shareholder’s meeting for April 23, 2010, which is months beyond the historical date of the meeting. The letter stated that Strategic believed this delay in addressing shareholders was due to the fact that “ the Board and the inept management team are seeking to stay entrenched for as long as possible, acting in a manner to  usurp good corporate governance and deny shareholders a proper forum to vote for change.”  Strategic made its letter public as Exhibit B to its Schedule 13D Amendment No. 7.

REASONS FOR THE SOLICITATION

At present, United has in large part wound down its business operations, having lost its principal contracts with the State of Tennessee.  As a result, United’s core assets are cash, cash equivalents, and securities, which as of December 31, 2009, had a reported value in excess of $14.2 million.  United’s balance sheet as of December 31, 2009, recorded $2.9 million in liabilities and approximately $12.5 million in shareholder equity.  Strategic and its nominees believe that United’s shareholders should receive a significant portion of its liquid assets, at the earliest feasible opportunity and consistent with satisfying United’s obligations to its creditors.  If elected, Strategic’s nominees will seek to determine how much may be distributed to shareholders, at what point(s) in time, and the manner most favorable to shareholders.  Strategic is concerned that existing management, with the help of the current Board, may seek to use the Company’s funds to acquire a new operating business, without making any meaningful distribution to shareholders.  Accordingly, based upon the information currently available, the  Strategic nominees do not intend to support any acquisition or business combination involving United that is not subject to a shareholder vote, unless there has first been a distribution of cash to shareholders.  Strategic’s nominees will also oppose any use of its cash to assemble a portfolio of securities or otherwise make the Company a de facto closed-end investment company. In addition, the Strategic nominees will work to improve corporate governance practices and seek to fill any vacancies on the Board with other shareholders that hold significant stakes, or their nominees, to assure that shareholder interests are paramount.

In light of the current winding down of United’s operations, Strategic’s nominees will also seek to reduce expenses to the greatest extent possible.  Unfortunately, United has reported mounting losses.  For the fiscal year ending June 31, 2009, they recorded $8,705,000 in losses, with more than $4.5 million in losses for the quarter ending June 31, 2009.  Strategic’s nominees, if elected, will examine the Company’s expenses closely and will insist management prepare an austerity budget.

For the first six months of the current fiscal year ending December 31, 2009, the Company reported in excess of $2.69 million in losses. From June 30, 2008 through December 31, 2009, the Company, under the direction of six of the seven current board members as well as the current Chief Executive Officer, has incurred net losses in excess of $15.4 million and seen a diminishment of cash reserves in excess of $13 million.  The shareholders have seen cash and cash equivalents reduced by over 50%.

Strategic’s concern about the Company’s losses is underscored by the current Board’s decision to maintain compensation for senior management, even though its business operations are ceasing.  By the end of fiscal 2008, on June 30, 2008, the Board was well aware based on a publicly released announcement by the Company on April 22, 2008 that the Company had lost its primary business in the state of Tennessee.  In a 10Q filed on May 13, 2008 the Company stated in Note 11 of the financials that: “…UAHC-TN's TennCare members are expected to transfer to other managed care organizations on November 1, 2008, after which UAHC-TN will perform its remaining contractual obligations through its TennCare contract expiration date (which it expects will be extended to June 30, 2009).  Management believes that the discontinuance of the TennCare contract will have material impact on the Company's operations.”  While that fiscal year ended with $3.2 million in operational losses and over $4 million in net losses, the Board of Directors approved performance bonuses to the three key executives of the Company, which amounted to approximately 50% of their respective salaries, or $320,000.  By late 2008, the incumbent Board was well aware that United’s business was winding down.  Nonetheless, in October 2008, and just 8 days prior to Mr. Galloway being elected to United’s Board, the Board approved Retention and Severance Agreements (each a “Retention Agreement”) for three members of senior management, which had the effect of increasing their compensation by fifty percent (50%).  The Board approved a Retention Agreement for William C. Brooks, United’s Chief Executive Officer who was then 75, agreeing to make a “retention payment” in the amount of his annual salary ($320,000), should Mr. Brooks remain employed by the Company for two years.  In light of Mr. Brooks’ substantial financial holdings in United, Strategic believes that there was little risk that Mr. Brooks would seek employment elsewhere.  The Retention Agreement provides that even if Mr. Brooks leaves voluntarily during the term, he will be “entitled to a retention payment on a pro-rata basis.”  For example, if Mr. Brooks were to separate voluntarily after working for one-half of the retention term, he would receive fifty percent (50%) of the retention amount.  This clause makes it unclear to Strategic  whether this  was a  “retention payment” or actually a “departure bonus”.  In addition, the Retention Agreement provides that if Mr. Brooks’ employment with United ceases following a change in control of the Company, Mr. Brooks is entitled to a lump sum payment of the amount due under the Company’s Supplemental Executive Retirement Plan.

The Board also approved Retention Agreements for Steven D. Harris, the Chief Financial Officer, and Stephanie Dowell, the Vice President, each with a base salary of $184,000 per annum.  Furthermore in October 2008, the Board approved Indemnification Agreements for all members of the Board as well as key executives of the Company.  Strategic believes that this action may have been taken to provide further protection and insulation from possible shareholder lawsuits for the various actions and inactions taken by the Board including the granting of performance and retention bonuses.

Strategic's nominees intend to oppose any similar arrangements and will seek to examine all circumstances concerning these Retention Agreements to determine whether they were validly approved by informed members of United’s Board.

One of the Company’s nominees, Emmett S. Moten, Jr., has served as a director for more than twenty years.  He is the only member of the Compensation Committee who is seeking re-election to the Board this year.  The Strategic Group believes that shareholders who disagree with the issuance of the retention agreements and the compensation packages to senior management, should take the opportunity to remove Mr. Moten from the Board.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Strategic Group is seeking your support at the Annual Meeting to elect the Strategic Nominees.  We have nominated (3) three highly-qualified nominees who, if elected, along with continuing Board member Mr. Galloway will constitute a majority of the Board.  The Board is currently composed of seven (7) directors divided into three classes.  The Strategic Group believes that three (3) directors are up for election at the Annual Meeting to serve three-year terms expiring at the 2012 annual meeting of shareholders and until their successors have been selected and qualified.  For the reasons stated above, we are seeking your support at the Annual Meeting to elect the Strategic Nominees in opposition to the Company’s three (3) director nominees.  Your vote to elect the Strategic Nominees will have the legal effect of replacing three (3) incumbent directors of the Company with the Strategic Nominees.

THE STRATEGIC NOMINEES

The Strategic Group has nominated three (3) highly qualified nominees, each of whom, if elected, will exercise his independent judgment in accordance with his fiduciary duties as a director in all matters that come before the Board.  The Strategic Nominees are independent of the Company in accordance with the SEC and Nasdaq Stock Market rules on board independence.  If elected, and subject to their fiduciary duties as directors, the Strategic Nominees would work with the other members of the Board to take those steps that they deem are necessary or advisable to maximize value for all shareholders.

Set forth below are the name, age, citizenship, business address, present principal occupation and employment and material occupations, positions, offices or employments for the past five years of each of the Strategic Nominees.  This information has been furnished to the Strategic Group by the Strategic Nominees.  The Strategic Nominees have been nominated by Strategic in accordance with the Company’s advance notice bylaw provision.

Gary L. Herman (Age 45) has served as a managing member of Galloway since January 2003.  From March 2005 Mr. Herman has also served as a managing director of Arcadia Securities, LLC, a New York based NASD Broker-dealer.  Prior to joining Galloway Mr. Herman served as an investment professional with Burnham Securities Inc., a New York based investment banking firm.  Mr. Herman serves as a Director of Digital Creative Development Corporation.  Mr. Herman previously served as a Director of DataMetrics Corporation, International Microcomputer Software, Inc. and Shells Seafood Restaurants, Inc.  Mr. Herman holds a B.A. from the State University of New York at Albany.  The principal business address of Mr. Herman is 720 Fifth Avenue, 10th Floor, New York, New York 10019.  Mr. Herman is a U.S. citizen.

Seth M. Lukash (Age 63) currently serves as Non-Executive Chairman of Symbio Technology and as a consultant to OEM Capital, a leader in mergers and acquisitions and capital raisings for small and mid-cap firms in the information technology and electronics industries.    From January 2008 to December 2008 Mr. Lukash served as the Director of Business Development for USi-Power, a provider of engineering services and advanced technology products for the electric power delivery industry, and its subsidiary NITECH.  Prior to this, from January 2006 to December 2007, Mr. Lukash was a consultant in strategic planning, acquisitions and corporate development to USi-Power’s NITECH subsidiary.  Mr. Lukash served as Chief Executive Officer and Director of Food Automation Services and its subsidiary SCK Direct, Inc. from January 2003 to December 2005.  SCK Direct, Inc. was spun-off as a separate company in June 2004 with Mr. Lukash remaining Chief Executive Officer of both entities.  Mr. Lukash previously served as a Director of Fingermatrix, Inc., Hi-G, Inc. and DataMetrics Corporation.  Mr. Lukash previously served as both a Director and Chairman of Progressive Software, Inc. and Tridex Corporation.  Mr. Lukash holds a B.A. from the University of Miami.  The principal business address of Mr. Lukash is: 597 Westport Avenue, Norwalk Connecticut 06851.  Mr. Lukash is a U.S. citizen.

Fred Zeidman (Age 63) is currently serving his second term as Chairman of the United States Holocaust Memorial Museum, a position to which he was appointed by President George W. Bush.  Mr. Zeidman also serves as Vice Chairman of the University of Texas Health Science System - Houston.  Mr. Zeidman serves as Chairman of the Board of SulphCo, Inc., a developer of processes for the upgrading of crude oil.  In addition, Mr. Zeidman is the Chief Restructuring Officer of Transmeridian Exploration, Inc., a developer and producer of oil and gas properties, and the Bankruptcy Trustee of AremisSoft Corp.  During the past five years Mr. Zeidman has served as Chairman of the Board of Seitel, Inc., Interim President of Nova BioFuels, Inc. and Senior Director of Governmental Affairs at Greenberg Traurig, LLP.  Mr. Zeidman currently serves as a director of Prosperity Bancshares, Inc., Compact Power, Inc. and Hyperdynamics, Inc.  Mr. Zeidman previously served as a Director of InterSystems, Inc., Nova Biosource Fuels, Inc. and MegaWest Energy Corp.  Mr. Zeidman holds a B.S./B.A. from Washington University (St. Louis) as well as an MBA from New York University.  The principal business address of Mr. Zeidman is 1330 Post Oak Blvd. # 1550, Houston, Texas 77056.  Mr. Zeidman is a U.S. citizen.

Each of the Strategic Nominees has consented to serve as a director of the Company if elected and to being named in this Proxy Statement.  The Strategic Nominees will not receive any compensation from any member of the Strategic Group for their services as directors of the Company.  Other than as stated herein, there are no arrangements or understandings between members of the Strategic Group and any of the Strategic Nominees or any other person or persons pursuant to which the nomination of the Strategic Nominees described herein is to be made, other than the consent by each of the Strategic Nominees to be named in this Proxy Statement and to serve as a director of United if elected as such at the Annual Meeting.  None of the Strategic Nominees is a party adverse to United or any of its subsidiaries or has a material interest adverse to United or any of its subsidiaries in any material pending legal proceedings.

The Strategic Group does not expect that the Strategic Nominees will be unable to stand for election, but, in the event that such persons are unable to serve or, for good cause, will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for substitute nominees, to the extent this is not prohibited under the Company’s Amended and Restated Bylaws or applicable law.  In addition, Strategic reserves the right to nominate substitute persons if United makes or announces any changes to its Amended and Restated Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Strategic Nominees.  In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominees, to the extent this is not prohibited under the Company’s Amended and Restated Bylaws or applicable law.  Strategic reserves the right to nominate additional persons if United increases the size of the Board above its existing size.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Strategic that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE STRATEGIC NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

COMPANY PROPOSAL TO RATIFY SELECTION OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS

As discussed in further detail in the Company’s proxy statement, the Finance and Audit Committee of the Board has appointed UHY LLP as the Company’s independent registered public accountants for the 2010 fiscal year.

We do not object to the ratification of the appointment of UHY LLP as the Company’s independent registered public accountants for the 2010 fiscal year.

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each Share is entitled to one vote.  Shareholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, the Strategic Group believes that the only outstanding class of securities of United entitled to vote at the Annual Meeting is the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Strategic Nominees to the Board, FOR the ratification of the appointment of UHY LLP as the Company’s independent registered public accountants for the 2010 fiscal year and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

QUORUM

In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies.  The presence in person or by proxy of the holders of a majority of the outstanding Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum.  Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Annual Meeting, but are not deemed to be present or represented for purposes of determining whether shareholder approval of a proposal has been obtained.

VOTES REQUIRED FOR APPROVAL

Vote required for the election of directors.  The three nominees who receive the most votes will be elected as directors; votes cast against the director or withheld have no legal effect.  Any Shares not voted (whether by abstention, broker non-votes or otherwise) will have no impact on the election of directors, except to the extent that withholding the authority to vote for an individual results in another individual receiving a larger number of votes.

Vote required for the ratification of the appointment of UHY LLP.  For ratification, this proposal will require the affirmative vote of the holders of a majority of the Shares represented at the Annual Meeting in person or by proxy.  Votes on the ratification of UHY LLP marked “abstain” and broker non-votes will not be counted as votes cast, but will count toward the determination of the presence of a quorum and have the same effect as votes cast against the proposal.

DISCRETIONARY VOTING

Shares held in “street name” and held of record by banks, brokers or nominees may not be voted by such banks, brokers or nominees unless the beneficial owners of such Shares provide them with instructions on how to vote.

REVOCATION OF PROXIES

Shareholders of United may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to the Strategic Group in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to United at 300 River Place, Suite 4950, Detroit, Michigan 48207, or any other address provided by United.  Although a revocation is effective if delivered to United, the Strategic Group requests that either the original or photostatic copies of all revocations be mailed to the Strategic Group in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that the Strategic Group will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date and the number of outstanding Shares represented thereby.  Additionally, Okapi Partners may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Strategic Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE STRATEGIC NOMINEES TO THE BOARD OR FOR THE RATIFICATION OF THE APPOINTMENT OF UHY LLP, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Strategic Group.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Strategic has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $100,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Strategic has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  Strategic will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ approximately 15 persons to solicit the Company’s shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Strategic pursuant to the terms of the Joint Filing and Solicitation Agreement (as described below).  Costs of this solicitation of proxies are currently estimated to be approximately $200,000.  Strategic estimates that through the date hereof, its expenses in connection with this solicitation are approximately $80,000. Strategic intends to seek reimbursement from United of all expenses it incurs in connection with the solicitation of proxies for the election of the Strategic Nominees to the Board at the Annual Meeting.  Strategic does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Strategic Nominees and the other members of the Strategic Group are participants in this solicitation.  The principal business of Strategic is serving as a private investment fund.  The principal business of Galloway is serving as the general partner of Strategic.  Messrs. Galloway and Herman serve as co-managing members of Galloway.

The address of the principal office of each of Strategic, Galloway and Messrs. Galloway and Herman is 720 Fifth Avenue, 10th Floor, New York, New York 10019.

As of the date hereof, Strategic beneficially owns 464,679 Shares.  As of the date hereof, Galloway (as the general partner of Strategic) and Messrs. Galloway and Herman (as the managing members of Galloway) are deemed to be the beneficial owners of the 464,679 Shares beneficially owned by Strategic.  In addition, Mr. Galloway is deemed to be the beneficial owner of 268,153 Shares for which he has sole voting and disposition power; which includes 20,775 Shares owned by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, 15,050 Shares owned by Mr. Galloway’s daughter for which Mr. Galloway has the power to vote and dispose, 29,430 Shares held by RexonGalloway Capital Growth, LLC an investment company in which Mr. Galloway is a member and for which Mr. Galloway retains investment and voting discretion, and 12,692 Shares held by Jacombs Investments, Inc. for which Mr. Galloway retains investment and voting discretion.  Mr. Herman is also deemed to be the beneficial owner of 5,400 Shares for which he has sole voting and disposition power; which includes 1,050 Shares held by FBR, Inc. of which Mr. Herman has investment and voting discretion.

As of the date hereof, Messrs. Lukash and Zeidman do not directly own any Shares.

Each member of the Strategic Group, as a member of a “group” with the other Strategic Group members for the purposes of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, accordingly beneficially owns the Shares beneficially owned in the aggregate by the other members of the Strategic Group.  Each member of the Strategic Group disclaims beneficial ownership of such Shares, except to the extent of his or its pecuniary interest therein.

For information regarding purchases and sales of securities of United during the past two years by the members of the Strategic Group, including the Strategic Nominees, see Schedule I.

On September 11, 2009, the members of the Strategic Group entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Strategic Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) the Strategic Group agreed to solicit proxies or written consents for the election of the Strategic Nominees, or any other person(s) nominated by Strategic, to the Board at the Annual Meeting (the “Solicitation”), and (c) Strategic agreed to bear all expenses incurred in connection with the Strategic Group’s activities, subject to certain limitations.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of United; (iii) no participant in this solicitation owns any securities of United which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of United during the past two years; (v) no part of the purchase price or market value of the securities of United owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of United, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of United; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of United; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of United’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which United or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by United or its affiliates, or with respect to any future transactions to which United or any of its affiliates will or may be a party; and (xi) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Strategic Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

OTHER MATTERS AND ADDITIONAL INFORMATION

Other than as discussed above, the Strategic Group is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which the Strategic Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Company’s annual meeting in the year 2011 must deliver the proposal to the Corporate Secretary at United:

❖
Not later than ______, 2011, if the proposal is submitted for inclusion in the Company’s proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended; or

❖	Not later than ____, 2011, if a shareholder wishes to submit a proposal that is not to be included in the Company’s proxy materials for that meeting or nominate a director.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at United’s 2011 annual meeting of shareholders is based on information contained in the Company’s proxy statement.  The incorporation of this information in this Proxy Statement should not be construed as an admission by the Strategic Group that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

THE STRATEGIC GROUP HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN UNITED’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON UNITED’S CURRENT DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  THE STRATEGIC GROUP WAS NOT INVOLVED IN THE PREPARATION OF UNITED’S PROXY STATEMENT.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF UNITED.

The information concerning United contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

THE STRATEGIC GROUP

February __, 2010

SCHEDULE I

TRANSACTIONS IN SECURITIES OF UNITED AMERICAN HEALTHCARE CORPORATION DURING THE PAST TWO YEARS

Except as otherwise specified, all purchases and sales were made in the open market.

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

STRATEGIC TURNAROUND PARTNERS, LP (CAYMAN)

(25,000)	09/17/2007
1,000	09/21/2007
1,800	09/24/2007
2,800	09/25/2007
2,000	10/05/2007
3,000	12/05/2007
2,822	01/02/2008
1,700	01/08/2008
1,300	01/16/2008
63,7021	04/07/2008
(5,200)	04/11/2008
(3,200)	04/14/2008
(1,000)	04/18/2008
100	04/25/2008
6,800	04/30/2008
5,590	06/26/2008
3,000	06/27/2008
(50,000)	07/24/2008
(4,219)	10/06/2008
5,000	10/16/2008
1,000	12/19/2008

BRUCE GALLOWAY

1,000	04/02/2008
25,100	04/23/2008
12,414	01/26/2009

1 Shares transferred to Strategic Turnaround Equity Partners, L.P. by limited partners for limited partnership interests.

GALLOWAY CAPITAL MANAGEMENT, LLC
None

GARY L. HERMAN
None

SETH M. LUKASH
None

FRED ZEIDMAN
None

SCHEDULE II

The following table is reprinted from United’s proxy statement filed with the
Securities and Exchange Commission on _______, 2010.

Security Ownership of Certain Beneficial Owners and Management

IMPORTANT

Tell your Board what you think!  Your vote is important.  No matter how many Shares you own, please give the Strategic Group your proxy FOR the election of the Strategic Nominees by taking three steps:

•	SIGNING the enclosed GOLD proxy card,

•	DATING the enclosed GOLD proxy card, and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card.  In addition, if you hold your Shares in a brokerage or bank account, your broker or bank may allow you to provide your voting instructions by telephone or Internet.  Please consult the materials you receive from your broker or bank prior to authorizing a proxy by telephone or Internet.  The Strategic Group urges you to confirm in writing your instructions to the Strategic Group in care of Okapi Partners at the address provided below so that the Strategic Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

OKAPI PARTNERS
780 Third Avenue, 30th Floor
New York, N.Y. 10017
Shareholders Call Toll-Free at: 877-285-5990
Banks and Brokers Call Collect at: 212-297-0720
info@okapipartners.com

GOLD PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED FEBRUARY __, 2010

UNITED AMERICAN HEALTHCARE CORPORATION

2010 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE STRATEGIC GROUP

THE BOARD OF DIRECTORS OF UNITED AMERICAN HEALTHCARE CORPORATION IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints ___________ and _____________, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of United American Healthcare Corporation (“United” or the “Company”) which the undersigned would be entitled to vote if personally present at the 2010 Annual Meeting of Shareholders of the Company scheduled to be held on Friday, April 23, 2010 at 10:30 a.m., at the MGM Grand Hotel, 1777 Third Street, Detroit, Michigan, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to the Strategic Group a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 2.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.  This Proxy will only be valid in connection with the Strategic Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!
CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

THE STRATEGIC GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE
NOMINEES LISTED BELOW IN PROPOSAL NO. 1

Proposal No. 1 – The Strategic Group’s Proposal to elect Gary L. Herman, Seth M. Lukash and Fred Zeidman as Directors of the Company.

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT
Nominees: Gary L. Herman Seth M. Lukash Fred Zeidman	[ ]	[ ]	[ ]

THE STRATEGIC GROUP INTENDS TO USE THIS PROXY TO VOTE “FOR” MESSRS. HERMAN, LUKASH AND ZEIDMAN.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR STRATEGIC NOMINEE, MARK THE “FOR ALL NOMINEES EXCEPT” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW.  YOUR SHARES WILL BE VOTED FOR THE REMAINING STRATEGIC NOMINEE(S).

_______________________________________________________________

THE STRATEGIC GROUP DOES NOT OBJECT TO PROPOSAL NO. 2

Proposal No. 2 – The Company’s proposal to ratify the selection of UHY LLP as the Company’s independent registered public accountants for the 2010 fiscal year.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.